DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@us.dlapiper.com T 212.335.4783

October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Christopher Dunham

Re:	Capitalworks Emerging Markets Acquisition Corp

Amendment No. 1 to

Draft Registration Statement on Form S-1

Response dated July 27, 2021CIK No. 0001865248

Dear Mr. Dunham:

This letter is submitted on behalf of Capitalworks Emerging Markets Acquisition Corp (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted on June 29, 2021, as set forth in your letter dated September 16, 2021, addressed to Roberta Brzezinski, Co-Chief Executive Officer of the Company (the “Comment Letter”). Concurrently with the submission of this letter, the Company is publicly filing a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

United States Securities and Exchange Commission
October 26, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 29, 2021

Capitalization, page 82

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your amended and restated memorandum and articles of association qualifies a portion of your redeemable Class A ordinary shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

• Each redeemable Class A ordinary share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

• The intention is that in all cases the redeemable Class A ordinary shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

• The unit of accounting is the individual share as each share has the right to be redeemed at the holder's option upon a business combination. While the Company's amended and restated memorandum and articles of association stipulates that redemptions will be limited to $5 million in net tangible assets, the Company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A ordinary shareholders, nor does the Company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A ordinary shares as temporary equity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the capitalization table on page 84 of the Registration Statement has been revised to classify all redeemable Class A ordinary shares as temporary equity.

United States Securities and Exchange Commission
October 26, 2021

Cover Page

2. We note your disclosure that you are seeking to acquire a company that may be based in China in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will not, due to geopolitical and valuation concerns, pursue a target based in the People’s Republic of China. Accordingly, the Company has revised its disclosure on pages 7 and 99 of the Registration Statement to reflect its strategic decision.

Summary, page 1

3. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

4. In your summary of risk factors, disclose the risks that acquiring a company whose corporate structure or whose operations are in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

United States Securities and Exchange Commission
October 26, 2021

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

Risk Factors, page 38

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

United States Securities and Exchange Commission
October 26, 2021

8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

9. Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to the second comment above.

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[Signature page immediately follows.]

United States Securities and Exchange Commission
October 26, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

/s/ Stephen P. Alicanti

Stephen P. Alicanti
DLA Piper LLP (US)

cc:

Roberta Brzezinski, Capitalworks Emerging Markets Acquisition Corp

Anthony J. Renzi, Jr., Akin Gump Strauss Hauer & Feld LLP

Marjorie Sybul Adams, DLA Piper LLP (US)